SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No.  )


                      MedCath Incorporated
_________________________________________________________________
                        (Name of Issuer)



                   Common Stock, $.01 par value
_________________________________________________________________

                 (Title of Class of Securities)



                          0005840501
_________________________________________________________________
                         (CUSIP Number)


Paul B. Queally                     Karen C. Wiedemann, Esq.
Welsh, Carson, Anderson             Reboul, MacMurray, Hewitt,
  & Stowe                             Maynard & Kristol
320 Park Avenue                     45 Rockefeller Plaza
New York, NY  10022                 New York, NY  10111
Tel. (212) 893-9500                 Tel. (212) 841-5700
_________________________________________________________________
   (Persons Authorized to Receive Notices and Communications)


                        March 12, 1998
_________________________________________________________________
_    (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following:  [ ].

_________________________________________________________________
1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification           Anderson & Stowe
     No. of Above Person                     V, L.P.

_________________________________________________________________

2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]

_________________________________________________________________

3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                        Not Applicable

_________________________________________________________________
5)   Check if Disclosure of                 Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization

_________________________________________________________________
Number of                7)   Sole Voting    884,829 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:
                         8)   Shared Voting
                              Power                -0-

                         ________________________________________
                         9)   Sole Disposi-  884,829 shares of
                              tive Power     Common Stock

                         ________________________________________
                         10)   Shared Dis-
                              positive Power       -0-

                         ________________________________________

11)   Aggregate Amount Beneficially          884,829 shares of
      Owned by Each Reporting Person         Common Stock

_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                           7.6%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

_________________________________________________________________
1)   Name of Reporting Person                WCAS V Partners
     S.S. or I.R.S. Identification
     No. of Above Person

_________________________________________________________________

2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]

_________________________________________________________________

3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                        Not Applicable

_________________________________________________________________
5)   Check if Disclosure of                 Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place                    New Jersey
     of Organization

_________________________________________________________________
Number of                7)   Sole Voting    884,829 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         _______________________________________
                         9)   Sole Disposi-  884,829 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially          884,829 shares of
      Owned by Each Reporting Person         Common Stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                           7.6%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

______________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification             Anderson &
     No. of Above Person                       Stowe VII, L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                           Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting          -0-
Shares Beneficially           Power
Owned by Each
Reporting Person         ________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         ________________________________________
                         9)   Sole Disposi-        -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially                -0-
      Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

_________________________________________________________________
_      1)   Name of Reporting Person             WCAS VII
Partners,       S.S. or I.R.S. Identification             L.P.

     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                           Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting          -0-
Shares Beneficially           Power
Owned by Each
Reporting Person         ________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         ________________________________________
                         9)   Sole Disposi-        -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially                -0-
      Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

_________________________________________________________________
1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power

                         ________________________________________
                         10)   Shared Dis-
                               positive Power     -0-
                         ________________________________________

11)   Aggregate Amount Beneficially               -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

_________________________________________________________________
1)   Name of Reporting Person                 WCAS CP II
     S.S. or I.R.S. Identification            Partners
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                     New Jersey
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power

                         ________________________________________
                         10)   Shared Dis-
                               positive Power     -0-
                         ________________________________________

11)   Aggregate Amount Beneficially               -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

_________________________________________________________________
1)   Name of Reporting Person                 WCAS Healthcare
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         ________________________________________
11)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

_________________________________________________________________
1)   Name of Reporting Person                 WCAS HP Partners
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         ________________________________________
11)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
_________________________________________________________________
1)   Name of Reporting Person                 KKR 1996 Fund L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                       Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         ________________________________________
11)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                       PN
_________________________________________________________________
1)   Name of Reporting Person                 KKR Associates
     S.S. or I.R.S. Identification            1996 L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                       Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         ________________________________________
11)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                       PN
_________________________________________________________________
1)   Name of Reporting Person                 KKR 1996 GP LLC
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                            Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                       Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         ________________________________________
11)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                     OO

                          Schedule 13D
                          ____________

Item 1.   Security and Issuer.
          ___________________.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of MedCath Incorporated, a North Carolina corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7621 Little Avenue, Suite 106, Charlotte, North Carolina 28226.

Item 2.   Identity and Background.
          _______________________

          (a) Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe V, L.P., a Delaware limited partnership ("WCAS V"), WCAS V Partners, a New Jersey general partnership ("V Partners"), Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners"), WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II"), WCAS CP II Partners, a New Jersey general partnership ("CP II Partners"), WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP"), WCAS HP Partners, a Delaware general partnership ("HP Partners"), KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates"), and KKR 1996 GP LLC, a Delaware limited liability company ("KKR LLC") (hereinafter collectively referred to as the "Reporting Persons").

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

          WCAS V and V Partners
          _____________________

          (b)-(c) The principal business of WCAS V is that of a private investment partnership. WCAS V's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS V is WCAS V Partners, a New Jersey general partnership ("V Partners"). The principal business of V Partners is that of acting as the general partner of WCAS V. V Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of V Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS VII and VII Partners
          _________________________

          (b)-(c) The principal business of WCAS VII is that of a private investment partnership. WCAS VII's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VII is VII Partners. The principal business of VII Partners is that of acting as the general partner of WCAS VII. VII Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS CP II and CP II Partners
          _____________________________

          (b)-(c) The principal business of WCAS CP II is that of a private investment partnership. WCAS CP II's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP II is CP II Partners. The principal business of CP II Partners is that of acting as the general partner of WCAS CP II. CP II Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS HP and HP Partners
          _______________________

          (b)-(c) WCAS HP is a Delaware limited partnership. The principal business of WCAS HP is that of a private investment partnership. WCAS HP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York
10022. The sole general partner of WCAS HP is HP Partners. The principal business of HP Partners is that of acting as the general partner of WCAS HP. HP Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of HP Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

General Partners              Address             Occupation
________________              _______             __________
Patrick J. Welsh         Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, and
                         New York, NY  10022     HP Partners

Russell L. Carson        Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, and
                         New York, NY  10022     HP Partners

Bruce K. Anderson        Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Richard H. Stowe         Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022


Charles G. Moore, III    Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners and
                         320 Park Avenue         CP II Partners
                         Suite 2500
                         New York, NY  10022

Andrew M. Paul           Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Thomas E. McInerney      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Laura VanBuren           Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

James B. Hoover          Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Robert A. Minicucci      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Anthony J. deNicola      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VII Partners
                         320 Park Avenue         and CP II
                         Suite 2500              Partners
                         New York, NY  10022

Paul B. Queally          Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VII Partners
                         320 Park Avenue
                         Suite 2500
                         New York, NY  10022

          KKR 1996, KKR Associates and KKR LLC
          ____________________________________

          (b)-(c) KKR 1996 is principally engaged in the business of investing in other companies. KKR 1996's principal business and principal office address is 9 West 57th Street, New York, New York 10019. The sole general partner of KKR 1996 is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in other companies. KKR Associates' principal business and principal office address is 9 West 57th Street, New York, New York 10019. The sole general partner of KKR Associates is KKR LLC. KKR LLC is principally engaged in the business of investing through partnerships in other companies. KKR LLC's principal business and principal office address is 9 West 57th Street, New York, New York 10019. The managing members of KKR LLC are Messrs. Henry
R. Kravis and George R. Roberts. The other members of KKR LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Each such individual is a citizen of the United States, and the principal occupation of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm. The principal business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York, New York 10019. The principal business address of each of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

          (d)  None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  None of the entities or persons identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          __________________________________________________

          As previously reported in filings with the Securities and Exchange Commission by WCAS V and WCAS CP II, WCAS V currently beneficially owns 884,829 shares of Common Stock, as further described in Item 5 below, which shares were purchased from the Issuer with the working capital of WCAS V. No additional shares of Common Stock have been acquired by any of the Reporting Persons in connection with the Merger Agreement, as defined and further described in Item 6 below.

Item 4.   Purpose of Transaction.
          ______________________

          The Reporting Persons have, through entities organized specifically for such purpose, entered into the transactions described herein for the purpose of accomplishing the Merger, as defined and further described in Item 6 below,

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following information is based on a total of 11,669,359 shares of Common Stock outstanding as of February 10, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1997, which was filed on February 11, 1998:

          (a)

          WCAS V and V Partners
          _____________________

          WCAS VI owns 884,829 shares of Common Stock, or approximately 7.6% of the Common Stock outstanding. V
     Partners, as the general partner of WCAS V, may be deemed to beneficially own the securities owned by WCAS V.

          WCAS VII and VII Partners
          _________________________

          WCAS VII and VII Partners own no shares of Common
     Stock.

          WCAS CP II and CP II Partners
          _____________________________

          WCAS CP II and CP II Partners own no shares of Common
     Stock.

          WCAS HP and HP Partners
          _______________________

          WCAS HP and HP Partners own no shares of Common Stock.

          General Partners of V Partners, VII Partners, CP
          II Partners and HP Partners
          _________________________________________________

          (i)  Patrick J. Welsh owns 81,348 shares of Common
     Stock, or approximately 0.7% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 81,171 shares of Common
     Stock, or approximately 0.7% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 81,171 shares of Common
     Stock, or approximately 0.7% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 22,317 shares of Common
     Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Charles G. Moore, III owns 13,459 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Andrew M. Paul beneficially owns an aggregate
     23,438 shares of Common Stock (including 1,088 shares held in trust accounts for the benefit of his minor children), or approximately 0.2% of the Common Stock outstanding.

          (vii) Thomas E. McInerney owns 20,275 shares of Common
     Stock, or approximately 0.2% of the Common Stock outstanding.

          (viii) Laura VanBuren owns 1,889 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) James B. Hoover owns 13,873 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Robert A. Minicucci owns 8,618 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Anthony J. deNicola owns 1,227 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          KKR 1996, KKR Associates and KKR LLC
          ____________________________________

          KKR 1996, KKR Associates and KKR LLC own no shares of
     Common Stock.

          (b) The general partners of V Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS V. Each of the general partners of V Partners disclaim beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of V Partners in the shares owned by WCAS V.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS V.

          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          __________________________________________

          WCAS VII, WCAS CP II, WCAS HP and KKR 1996 have entered into an understanding pursuant to which they have made a joint committment to fund MedCath Holdings, Inc., a newly-formed Delaware corporation ("Parent"). The Issuer has entered into an Agreement and Plan of Merger dated as of March 12, 1998 by and among the Issuer, Parent and MCTH Acquisition Inc., a North Carolina Corporation ("Acquiror") (the "Merger Agreement").
The Merger Agreement is attached hereto Exhibit B, and any description thereof is qualified in its entirety by reference thereto. Parent is the sole shareholder of Acquiror. The Merger Agreement provides for, among other things, the merger of Aquiror with and into the Issuer (the "Merger"). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the Issuer's Common Stock will be cancelled, extinguished and converted automatically into the right to receive $19.00 in cash, payable by Parent or Acquiror to the holder thereof. Upon effectiveness of the Merger the separate corporate existence of Acquiror will cease, and the Issuer is to be its successor and the surviving corporation.

Item 7.   Material to Be Filed as Exhibits.
          ________________________________

          Exhibit A - Group Agreement (Appears at Page 23)

          Exhibit B - Merger Agreement (Appears at Page 25)

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner

                         By___/s/_Laura_VanBuren_________________
                                   General Partner

                         WCAS V PARTNERS

                         By___/s/_Laura_VanBuren_________________
                                   General Partner

                         WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                         By:  WCAS VII Partners, L.P., General Partner

                         By___/s/_Laura_VanBuren_________________
                                   General Partner

                         WCAS VII PARTNERS, L.P.

                         By___/s/_Laura_VanBuren_________________
                                   General Partner

                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner

                         By____/s/_Laura_VanBuren_______________
                                    General Partner

                         WCAS CP II PARTNERS

                         By____/s/_Laura_VanBuren_______________
                                    General Partner

                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner

                         By_____/s/_Laura_VanBuren______________
                                   Attorney-in-Fact

                         WCAS HP PARTNERS

                         By_____/s/_Laura_VanBuren______________
                                   Attorney-in-Fact
                         KKR 1996 FUND L.P.
                         By:  KKR Associates 1996 L.P., General Partner
                         By:  KKR 1996 GP LLC, General Partner

                         By____/s/_Edward_A._Gilhuly___________________
                                   Member

                         KKR Associates 1996 L.P.
                         By:  KKR 1996 GP LLC, General Partner

                         By___/s/_Edward_A._Gilhuly____________________
                                   Member

                         KKR 1996 GP LLC

                         By___/s/_Edward_A._Gilhuly____________________
                                   Member

Dated:  March 20, 1998

                                                       EXHIBIT A
                        JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner

                         By___/s/_Laura_VanBuren__________________
__                                      General Partner

                         WCAS V PARTNERS

                         By___/s/_Laura_VanBuren__________________
                                   General Partner

                         WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                         By:  WCAS VII Partners, L.P., General Partner

                         By___/s/_Laura_VanBuren_________________
                                   General Partner

                         WCAS VII PARTNERS, L.P.

                         By___/s/_Laura_VanBuren_________________
                                   General Partner

                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner

                         By____/s/_Laura_VanBuren_______________
                                    General Partner

                         WCAS CP II PARTNERS

                         By____/s/_Laura_VanBuren_______________
                                    General Partner

                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner

                         By_____/s/_Laura_VanBuren______________
                                   Attorney-in-Fact
                         WCAS HP PARTNERS

                         By_____/s/_Laura_VanBuren______________
                                   Attorney-in-Fact

                         KKR 1996 FUND L.P.
                         By:  KKR Associates 1996 L.P., General Partner
                         By:  KKR 1996 GP LLC, General Partner

                         By___/s/_Edward_A._Gilhuly____________________
                                   Member

                         KKR Associates 1996 L.P.
                         By:  KKR 1996 GP LLC, General Partner

                         By___/s/_Edward_A._Gilhuly____________________
                                   Member

                         KKR 1996 GP LLC

                         By___/s/_Edward_A._Gilhuly____________________
                                   Member

Dated:  March 20, 1998

                     AGREEMENT AND PLAN OF MERGER

           AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of March 12, 1998 by and among MEDCATH INCORPORATED, a North Carolina corporation ("MedCath"), MCTH ACQUISITION INC., a North Carolina corporation ("Acquiror"), and MEDCATH HOLDINGS, INC., a Delaware corporation (the "Parent"), which is the sole shareholder of Acquiror.

                               RECITALS

           The board of directors of MedCath and Acquiror deem it advisable for the mutual benefit of MedCath and Acquiror and their respective shareholders, respectively, that Acquiror be merged with and into MedCath (the "Merger") upon the terms and subject to the conditions set forth in the Plan of Merger (the "Plan of Merger"), which is set forth in the Articles of Merger in substantially the form attached hereto as Exhibit A (the "Articles of Merger"), and in accordance with the North Carolina Business Corporation Act ("North Carolina Law").

           The boards of directors of the Parent and Acquiror have approved and adopted this Agreement. The board of directors and Strategic Options Committee of MedCath have adopted this Agreement and have resolved, subject to the terms of this Agreement, to recommend to the shareholders of MedCath to vote to approve this Agreement in conjunction with their approval of the Plan of Merger.

           In consideration of the mutual covenants, agreements, representations and warranties contained herein, and for the purpose of setting forth certain terms and conditions of the Merger, and the mode of carrying the same into effect, MedCath, the Parent and Acquiror hereby agree as follows:

                                ARTICLE 1

                        Merger and Organization

           Section 1.1  The Merger.

           Acquiror shall be merged with and into MedCath at the Effective Time (as defined below), upon the terms and subject to the conditions hereinafter set forth, as permitted by and in accordance with North Carolina Law. Acquiror and MedCath are herein sometimes referred to as the "Constituent Corporations", and MedCath, which shall be the surviving corporation following the effectiveness of the Merger, is sometimes referred to herein as the "Surviving Corporation".

           Section 1.2  Effective Time.

           If this Agreement is not terminated pursuant to Article 8 hereof, as soon as practicable after all conditions to the Merger set forth in Article 7 hereof shall have been satisfied or waived, MedCath and Acquiror shall cause the Articles of Merger to be executed, acknowledged and filed with the Secretary of State of the State of North Carolina as provided in North Carolina Law. The Merger shall be consummated and the closing of the transactions contemplated by this Agreement (the "Closing") shall occur immediately upon the filing of the Articles of Merger with the Secretary of State of the State of North Carolina (the date and time of such filing and Closing being referred to herein as the "Effective Time"). The Closing shall take place at Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017, or at such other place as the parties may mutually agree.

           Section 1.3  Effect of Merger.

           The parties agree to the following provisions with respect to the Merger:

           (a) The name of the Surviving Corporation shall from and after the Effective Time be and continue to be "MedCath Incorporated" until changed in accordance with applicable law.

           (b) The articles of incorporation of MedCath shall be amended and restated to conform to the articles of incorporation of Acquiror as in effect immediately prior to the Effective Time; provided, however, that, at the Effective Time, Article I of the articles of incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is MedCath Incorporated" and Article II shall be amended to provide that the number of authorized shares of common stock of the corporation shall be 100.

           (c) The bylaws of Acquiror, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with law, the articles of incorporation of the Surviving Corporation and such bylaws.

           (d) At the Effective Time, the separate corporate existence of Acquiror shall cease, and MedCath as the surviving corporation and successor shall succeed to Acquiror as set forth in Section 55-11-06 of the North Carolina Law.

           (e) The directors of Acquiror immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of MedCath immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are elected and qualified.

           (f) If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Constituent Corporations, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired as a result of the Merger and otherwise to carry out the purposes of this Agreement.

                                ARTICLE 2

            Conversion of Securities at the Effective Time

           Section 2.1  Conversion of Securities of MedCath and
Acquiror.

           At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of MedCath, Acquiror or the holders of any of the following securities:

           (a) Each share of common stock, par value $.01 per share, of MedCath ("MedCath Common Stock") (shares of MedCath Common Stock being hereinafter collectively referred to as "MedCath Shares" and individually as a "MedCath Share") issued and outstanding immediately prior to the Effective Time (other than any MedCath Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares (as defined in Section 2.1(d)) shall be cancelled, extinguished and shall be converted automatically into the right to receive an amount equal to $19.00 in cash, without interest (the "Cash Merger Consideration"), payable to the holder thereof, as provided in Section 2.2, upon surrender of the certificate formerly representing the MedCath Shares being converted into the right to receive the Cash Merger Consideration, less any required withholding taxes;

           (b) Each MedCath Share held in the treasury of MedCath and each MedCath Share owned by Acquiror (including MedCath Shares contributed to the Parent by agreement with the Parent which are in turn contributed by Parent to Acquiror), if any, immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto;

           (c) Each share of Acquiror's common stock, $.01 par value ("Acquiror Common Stock"), that is issued and outstanding immediately prior to the Effective Time shall be converted into one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

           (d) Notwithstanding anything in this Agreement to the contrary, shares of MedCath Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who has the right, if any, under North Carolina Law, to demand payment for an appraisal of such shares in accordance with Article 13 of the North Carolina Law (or any successor provision) ("Dissenting Shares") shall not be converted into a right to receive the Cash Merger Consideration (but shall have the rights set forth in Article 13 of the North Carolina Law (or any successor provision), if applicable) unless such holder fails to perfect or otherwise loses such holder's right to such payment or appraisal, if any, pursuant to Article 13 of the North Carolina Law. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each such share of such holder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration in accordance with this Section 2.1. MedCath shall give prompt notice to Acquiror of any notices of dissent, demands for payment of fair value or other communications or actions received by MedCath with respect to shares of MedCath Common Stock, and Acquiror shall have the right to participate in and approve all negotiations and proceedings with respect thereto. MedCath shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or offer to settle, any such demands.

           Section 2.2  Payment of Cash for MedCath Common Stock.

           (a) At the Effective Time, the Parent or Acquiror shall irrevocably deposit or cause to be deposited with a bank or trust company to be designated by Acquiror and reasonably satisfactory to MedCath which is organized and doing business under the laws of the United States or any state thereof and has a combined capital and surplus of at least $100,000,000 (the "Disbursing Agent"), as agent for the holders of shares of MedCath Common Stock, cash in the aggregate amount required to effect conversion of shares of MedCath Common Stock into the Cash Merger Consideration at the Effective Time pursuant to
Section 2.1(a) hereof. Pending distribution pursuant to Section 2.2(b) hereof of the cash deposited with the Disbursing Agent, such cash shall be held in trust for the benefit of the holders of MedCath Common Stock and the fund shall not be used for any other purposes, and Acquiror and Surviving Corporation may direct the Disbursing Agent to invest such cash, provided that such investments (i) shall be obligations of or guaranteed by the United States of America, commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or certificates of deposit, bank repurchase agreements or bankers acceptances of domestic commercial banks with capital exceeding $250,000,000 (collectively "Permitted Investments") or money market funds which are invested solely in Permitted Investments and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to Section 2.2(b) hereof. Each holder of a certificate or certificates representing shares of MedCath Common Stock cancelled on the Effective Time pursuant to Section 2.1(a) hereof may thereafter surrender such certificate or certificates to the Disbursing Agent, as agent for such holder of shares of MedCath Common Stock, which shall effect the exchange of such certificate or certificates on such holder's behalf for a period ending six months after the Effective Time. Any interest and other income resulting from such investments shall be paid to Acquiror.

           (b) After surrender to the Disbursing Agent of any certificate which prior to the Effective Time shall have represented any shares of MedCath Common Stock, the Disbursing Agent shall promptly distribute to the person in whose name such certificate shall have been registered a check representing the amount of cash into which such shares of MedCath Common Stock shall have been converted at the Effective Time pursuant to Section 2.1(a) hereof. Until so surrendered and exchanged, each such certificate shall, after the Effective Time, be deemed to represent only the right to receive such cash, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding certificate in respect thereof. The Surviving Corporation shall promptly after the Effective Time cause to be distributed to such holders appropriate materials to facilitate such surrender.

           (c) If any cash deposited with the Disbursing Agent for purposes of payment in exchange for shares of MedCath Common Stock remains unclaimed following the expiration of six (6) months after the Effective Time, such cash shall be delivered to the Surviving Corporation by the Disbursing Agent, and thereafter the Disbursing Agent shall not be liable to any persons claiming any amount of such cash, and the surrender and exchange shall be effected directly with the Surviving Corporation (subject to applicable abandoned property, escheat and similar laws). No interest shall accrue or be payable with respect to any amounts which any such holder shall be so entitled to receive. The Surviving Corporation or the Disbursing Agent shall be authorized to pay the cash attributable to any certificate theretofore issued which has been lost or destroyed, upon receipt of satisfactory evidence of ownership of the shares of MedCath Common Stock represented thereby and of appropriate indemnification.

           (d) None of Acquiror, the Surviving Corporation or the Disbursing Agent shall be liable to any person in respect of any shares of retained MedCath Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing shares of MedCath Common Stock shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any cash, if any, in lieu of fractional shares of retained MedCath Common Stock or any dividends or distributions with respect to retained MedCath Common Stock in respect of such certificate would otherwise escheat to or become the property of any governmental entity), any such cash, dividends or distributions in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

           (e) If payment is to be made to a person other than the person in whose name a surrendered certificate, which prior to the Effective Time shall have represented any shares of MedCath Common Stock, is registered, it shall be a condition to such payment that the certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the person requesting such payment shall have paid any transfer and other taxes required by reason of such payment in a name other than that of the registered holder of the certificate surrendered or shall have established to the satisfaction of the Surviving Corporation or the Disbursing Agent that such tax either has been paid or is not payable.

           (f) From and after the Effective Time, the holders of shares of MedCath Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of MedCath Common Stock except as otherwise provided herein or by law.

           (g) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any shares of MedCath Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates for shares of MedCath Common Stock are presented to the Surviving Corporation, they shall be cancelled and promptly exchanged for Cash Merger Consideration except as provided in Section 2.2(d).

           Section 2.3  Exchange of Acquiror Common Stock Certificate.

           Immediately after the Effective Time, upon surrender by the record holder of the certificate, duly endorsed in blank, representing the shares of Acquiror Common Stock outstanding immediately prior to the Effective Time, the Surviving Corporation shall deliver to such record holder a share certificate, registered in such holder's name, representing the number of shares of common stock of the Surviving Corporation to which such record holder is so entitled by virtue of
Section 2.1(c). Such certificate will bear a legend restricting the transferability of such shares of the Surviving Corporation except in accordance with applicable federal and state securities laws.

                                ARTICLE 3

          Additional Agreements in Connection With the Merger

           Section 3.1  Shareholders' Approval.

           MedCath shall take all actions reasonably necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a meeting of its shareholders as soon as reasonably practicable for the purpose of considering and approving this Agreement and the Merger (the "Special Meeting"). In connection with the Special Meeting, the board of directors of MedCath shall recommend that the shareholders of MedCath vote to approve this Agreement and the Merger unless the Strategic Options Committee of such board of directors (the "Strategic Options Committee") has determined at any time prior to the Special Meeting in good faith, after consultation with and based upon the reasonably concluded written advice of counsel to the Strategic Options Committee, that making such recommendation would violate the fiduciary duties of the board of directors under applicable law.

           Section 3.2  Proxy Materials and Schedule 13E-3.

           (a) In connection with the Special Meeting, MedCath shall prepare and file a preliminary proxy statement relating to the transactions contemplated by this Agreement and the Merger (the "Preliminary Proxy Statement") with the United States Securities and Exchange Commission (the "SEC") and shall use its reasonable best efforts to respond to the comments of the SEC and to cause a definitive proxy statement to be mailed to MedCath's shareholders (the "Definitive Proxy Statement") all as soon as reasonably practicable; provided, that prior to the filing of each of the Preliminary Proxy Statement and the Definitive Proxy Statement, MedCath shall consult with Acquiror with respect to such filings and shall afford Acquiror reasonable opportunity to comment thereon. Acquiror shall provide MedCath with any information for inclusion in the Preliminary Proxy Statement and the Definitive Proxy Statement which may be required under applicable law and which is reasonably requested by MedCath.

           (b) MedCath and any Person that may be deemed to be an affiliate of MedCath shall prepare and file concurrently with the filing of the Preliminary Proxy Statement a Statement on Schedule 13E-3 ("Schedule 13E-3") with the SEC. If at any time prior to the Special Meeting any event should occur which is required by applicable law to be set forth in an amendment of, or supplement to, the Schedule 13E-3, MedCath and such Person shall file such amendments or supplements.

           Section 3.3  Termination of MedCath Stock Option Plans.

           Except as disclosed in Item 3.3 of the Disclosure Schedules, all outstanding stock options issued by MedCath (collectively, the "Stock Options"), including without limitation those issued under the MedCath Incorporated Omnibus Stock Plan, the 1992 Incentive Stock Option Plan and the Outside Director's Stock Option Plan shall terminate upon the Merger. With respect to each Stock Option not otherwise terminated by its terms upon the effectiveness of the Merger, MedCath shall obtain at the earliest practicable date and prior to the Effective Time the written consent of each holder to the cancellation of such holders' Stock Options (irrespective of their exercise price and whether or not then currently exercisable) to take effect on the Effective Time or shall take appropriate action to amend the relevant plans to provide for such cancellation. At the Effective Time, the Surviving Corporation shall pay each holder of Stock Options, to the extent such Stock Options have not been previously exercised or cancelled, (x) cash in an amount equal to the product of (i) the difference between $19.00 and the exercise price of such Stock Options (but in no event less than 0), multiplied by (ii) the number of shares of MedCath Common Stock subject to such Stock Options, less (y) the amount of all applicable withholding taxes; provided, that those holders of Stock Options that have agreed in writing with Acquiror to accept options to purchase common stock of the Parent shall not receive any cash payment with respect to cancelled Stock Options.

           Section 3.4  Reasonable Best Efforts; Consents; Other
Filings.

           Upon the terms and subject to the conditions herein provided, and subject to the duties of the board of directors of MedCath under applicable law, as it or the Strategic Options Committee may be advised in writing by counsel, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable laws and regulations and their respective articles or certificates of incorporation and bylaws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, subject, however, to the requisite vote of shareholders of MedCath. Such actions shall include, without limitation, using its reasonable best efforts to (i) defend any lawsuits or other legal proceedings, whether judicial or administrative and whether brought derivatively or on behalf of third parties (including governmental agencies or officials), challenging this Agreement, or the consummation of the transactions contemplated thereby or hereby and (ii) effect all necessary registrations and filings, including but not limited to any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and submissions of information requested by governmental authorities. Upon the terms and subject to the conditions hereof, and subject to the duties of the board of directors of MedCath under applicable law, as it, or the Strategic Options Committee, may be advised in writing by counsel, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things necessary to satisfy the other conditions of Closing set forth herein and to cooperate with all reasonable requests made by the other party. Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, MedCath shall, except with respect to the agreements as set forth on Item 3.4 of the Disclosure Schedules, obtain all consents, amendments to or waivers from other parties under the terms of all leases and other agreements between MedCath and such parties required as a result of the transactions contemplated by this Agreement (including the agreements listed in Item 3.8 of the Disclosure Schedules) the failure of which to obtain would have a Material Adverse Effect and obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal or state law or regulation.

           Section 3.5  Financing.

           MedCath shall use its reasonable best efforts to cooperate and assist Acquiror with respect to the Financing (as defined in Section 6.7).

           Section 3.6  Conduct of Business by MedCath Pending the
Merger.

           MedCath covenants and agrees that, prior to the Effective Time or earlier termination of this Agreement as provided herein, unless Acquiror shall otherwise agree in writing and except as contemplated by this Agreement:

           (a) MedCath shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business substantially consistent with past practice and use its and their respective reasonable best efforts to preserve substantially intact their current material business organizations, keep available the services of their current officers and employees (except for terminations of employees in the ordinary course of business) and preserve their material relationships with others having significant business dealings with them;

           (b) MedCath shall not (i) amend its articles of incorporation or bylaws, or (ii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of any of its shares of capital stock;

           (c) Neither MedCath nor any of its subsidiaries shall (i) except as set forth in Item 3.6(c) of the Disclosure Schedules, issue, grant, sell, pledge or transfer or agree or propose to issue, grant, sell, pledge or transfer any shares of capital stock, stock options, warrants, securities or rights of any kind or rights to acquire any such shares, securities or rights of MedCath, any of its subsidiaries or any successor thereto, (ii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of MedCath of any class or any options, warrants or other rights to purchase any such shares except as otherwise provided in this Agreement, or (iii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

           (d) Except as disclosed in Item 3.6(d) of the Disclosure Schedules, neither MedCath nor any of its subsidiaries shall (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of MedCath or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice under existing indebtedness agreements, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to MedCath or any direct or indirect wholly-owned subsidiary of MedCath;

           (e) Each of MedCath and its subsidiaries shall use its reasonable best efforts to keep in place its current insurance policies which are material (either individually or in the aggregate) to the conduct of their business; and notwithstanding such efforts, if any such policy is cancelled, MedCath shall use its reasonable best efforts to replace such policy or policies;

           (f) Neither MedCath nor any of its subsidiaries shall make any material tax election, file any amended Tax Returns or settle or compromise any material federal, state, local or foreign income tax liability;

           (g) Neither MedCath nor any of its subsidiaries shall make any material change in its accounting principles or methods except insofar as may be required by a change in generally accepted accounting principles;

           (h) Neither MedCath nor any of its subsidiaries shall split, combine or reclassify any capital stock of MedCath or any subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or substitution for shares of capital stock of MedCath or any subsidiary;

           (i) Neither MedCath nor any of its subsidiaries shall acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof having a value in excess of $250,000;

           (j) Neither MedCath nor any of its subsidiaries shall agree to any development deals, except to the extent such deals would require an investment of less than $100,000 individually and $250,000 in the aggregate;

           (k) Except as set forth in Item 3.6(k) of the Disclosure Schedules, neither MedCath nor any of its subsidiaries shall sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than any such properties or assets the value of which do not exceed $250,000 individually and $1,000,000 in the aggregate, except sales of inventory and receivables in the ordinary course of business consistent with past practice;

           (l) Neither MedCath nor any of its subsidiaries shall acquire or agree to acquire any assets, other than inventory in the ordinary course of business consistent with past practice, that are material, individually or in the aggregate, to MedCath and its subsidiaries taken as a whole, or make or agree to make any capital expenditures except capital expenditures which, individually or in the aggregate and taken together with any capital expenditure made between October 1, 1997 and the date hereof (inclusive), do not exceed the amount budgeted therefor in MedCath's annual capital expenditures budget for 1998 previously provided to Acquiror;

           (m) Neither MedCath nor any of its subsidiaries shall (x) pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of (i) liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof including without limitation all liabilities disclosed in Item 3.6(d) of the Disclosure Schedules or (ii) claims settled or compromised to the extent permitted by Section 3.6(p), or (y) waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

           (n) Neither MedCath nor any of its subsidiaries shall adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

           (o) Neither MedCath nor any of its subsidiaries shall enter into any new collective bargaining agreement or any successor collective bargaining agreement to any collective bargaining agreement;

           (p) Neither MedCath nor any of its subsidiaries shall settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises of litigation where the settlement is limited solely to monetary payment and the release of claims and the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $250,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters shall not exceed $350,000;

           (q) Neither MedCath nor any of its subsidiaries shall engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of MedCath's affiliates, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other Person covered under Item 404 of SEC Regulation S-K that would be required to be disclosed under such Item 404 other than such transactions of the same general nature, scope and magnitude as are disclosed in documents filed by MedCath with the SEC as described in
Section 4.6;

           (r) Neither MedCath nor any of its subsidiaries shall adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, director or former director or employee or, other than increases for individuals and arrangements for new employees (other than, in each case, officers and directors) in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of or loan or advance money or other property to any director, employee or former director or employee or pay any benefit not required by any existing plan, arrangement or agreement;

           (s) Neither MedCath nor any of its subsidiaries shall grant to employees any new or modified severance (except for increases in severance granted to employees other than officers in the ordinary course of business which are immaterial individually and in the aggregate) or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof;

           (t) Neither MedCath nor any of its subsidiaries shall effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 ("WARN"), affecting in whole or in part any site of employment, facility, operating unit or employee of MedCath or any subsidiary, without notifying Acquiror or its affiliates in advance and without complying with the notice requirements and other provisions of WARN; and

           (u) Neither MedCath nor any of its subsidiaries shall authorize any, or commit or agree to do any of the things described in clauses (a) through (t) or anything which would make any representation or warranty of MedCath in this Agreement untrue or incorrect in any material respect as of the date hereof and as of the Effective Time, as if made on such date, except to the extent such representations and warranties expressly relate to a specific date (in which case such representations and warranties shall be true and correct as of such date).

           Section 3.7  MedCath's Notification of Certain Matters.

           MedCath shall, promptly upon obtaining knowledge of any of the following occurring subsequent to the date of this Agreement and prior to the Effective Time, notify Acquiror of: (a) any material claims, actions, proceedings, tax audits or investigations commenced or, to its knowledge, threatened in writing, involving or affecting MedCath or any of its subsidiaries or any of their properties or assets, which if adversely resolved would have a Material Adverse Effect or which could reasonably be expected to prevent, hinder or materially delay the ability of MedCath to consummate the Merger or the transactions contemplated by this Agreement, (b) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by MedCath or any of its subsidiaries, under any agreement, lease, indenture or instrument to which MedCath or any of its subsidiaries is a party or is subject where such a default would have a Material Adverse Effect on MedCath or (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

           Section 3.8  Access to MedCath's Books and Records.

           Upon reasonable notice, MedCath shall afford Acquiror and its representatives and representatives of all prospective sources of Financing reasonable access during normal business hours to the properties, books, records and personnel of MedCath and its subsidiaries and such additional information concerning the business and properties of MedCath and its subsidiaries as Acquiror and its representatives may reasonably request. Unless and until MedCath otherwise agrees, Acquiror will obtain appropriate undertakings from the representatives of all prospective sources of Financing to hold in confidence all confidential information and not use any confidential information except in connection with the transactions contemplated hereby and the Financing, all in accordance with that certain letter agreement dated October 1, 1997 by and between Kohlberg Kravis Roberts & Co., L.P. and MedCath, the terms of which are incorporated herein by reference (the "Confidentiality Agreement"). The parties acknowledge that the Confidentiality Agreement shall remain in full force and effect until the Closing.

           Section 3.9  Acquisition Proposals.

           Any offer or proposal by any corporation, partnership, person or other entity or group concerning any tender or exchange offer, proposal for a merger, share exchange, recapitalization, consolidation or other business combination involving MedCath or any of its subsidiaries or divisions, or any proposal or offer to acquire in any manner, directly or indirectly, a significant equity interest in, or a substantial portion of the assets of, MedCath or any of its subsidiaries, other than pursuant to the transactions contemplated by this Agreement, is hereby defined as an "Acquisition Proposal".
MedCath shall not, nor shall it permit any of its officers, directors, affiliates, representatives or agents to, directly or indirectly, (a) take any action to solicit, initiate or knowingly encourage any Acquisition Proposal, or (b) participate in any discussions or negotiations with or encourage any effort or attempt by any other person or entity or take any other action to facilitate an Acquisition Proposal. From and after the date hereof, MedCath, its subsidiaries and all officers, directors, employees of, and all investment bankers, attorneys and other advisors and representatives of, MedCath and its subsidiaries shall cease doing any of the foregoing. Notwithstanding the foregoing, MedCath or any such persons may, directly or indirectly, subject to a confidentiality agreement substantially no less favorable taken as a whole to MedCath than the Confidentiality Agreement, furnish to any party information and access in response to a request for information or access made incident to an Acquisition Proposal made after the date hereof and may participate in discussions and negotiate with such party concerning any written Acquisition Proposal made after the date hereof (provided neither MedCath nor any such Person, after the date hereof, solicited, initiated or encouraged such Acquisition Proposal), if the board of directors of MedCath, or in the event of an Acquisition Proposal in which a member of such Board of Directors or any affiliate thereof has an interest which would be adverse to MedCath (an "Interested Party Proposal"), then the Strategic Options Committee, shall have determined in good faith based upon the reasonably concluded written advice of outside counsel to MedCath or counsel to the Strategic Options Committee, as the case may be, that failing to take such action would violate MedCath's board of directors' fiduciary duty under applicable law. During the term of this Agreement, the board of directors of MedCath shall notify Acquiror immediately if any Acquisition Proposal is made and shall in such notice indicate in reasonable detail the identity of the offeror and the terms and conditions of such Acquisition Proposal and shall keep Acquiror promptly advised of all material developments which could reasonably be expected to culminate in the board of directors withdrawing, modifying or amending its recommendation of the Merger and the other transactions contemplated by this Agreement. During the term of this Agreement, MedCath shall not waive or modify any provisions contained in any confidentiality agreement entered into relating to a possible acquisi-tion (whether by merger, stock purchase, asset purchase or otherwise) or recapitalization of MedCath.

           Section 3.10Director and Officer Protection.

           The Surviving Corporation shall indemnify, defend and hold harmless the present and former directors, officers, employees and agents of MedCath and its subsidiaries (each an "Indemnified Party") against all costs and expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts relating to actions or omissions arising out of the Indemnified Party's being a director, officer, fiduciary, employee or agent of MedCath at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under applicable law, whether or not the Surviving Corporation is insured against any such matter (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party as such expenses are incurred to the fullest extent permitted under applicable law, provided MedCath or the Surviving Party, as the case may be, receives from the Indemnified Party to whom expenses are advanced an undertaking to repay such advances required under applicable law). Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed to by the Surviving Corporation and the Indemnified Party. The Surviving Corporation shall maintain in effect for a period of six years after the Effective Time directors' and officers' liability insurance with respect to matters occurring prior to the Effective Time which insurance shall contain terms and conditions no less advantageous than are contained in MedCath's current directors' and officers' liability insurance policy; provided, the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of two times the current annual premium. In the event MedCath or the Surviving Corporation or any of their respective successors or assigns
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of MedCath or the Surviving Corporation, as the case may be, or, at the Parent's option, the Parent shall assume the obligations set forth in this Section 3.10.

                                ARTICLE 4

               Representations and Warranties of MedCath

           MedCath represents and warrants to Acquiror and Parent as follows:

           Section 4.1  Organization and Good Standing.

           Each of MedCath and its subsidiaries is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation with all requisite power and authority (corporate and other) to own, lease and operate its properties and conduct its business and is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on MedCath and its subsidiaries, taken as a whole. MedCath has heretofore delivered to Acquiror accurate and complete copies of its and its subsidiaries' certificates or articles of incorporation and bylaws, as currently in effect. For the purposes of this Agreement "Material Adverse Change" or "Material Adverse Effect" means any change or effect that either individually or in the aggregate is materially adverse to the business, assets, operations, properties, financial condition or results of operations of MedCath and its subsidiaries taken as a whole and is exclusive of any claims or litigation involving MedCath and its subsidiaries relating to the absence of the consents, waivers or approvals relating to the Merger with respect to the agreements set forth in Item 3.4 of the schedules provided by MedCath to Acquiror and Parent ("Disclosure Schedules"); provided that for the purposes of this Agreement, "Material Adverse Effect" shall exclude the effect on the business, assets, operations, properties, financial condition or results in operations (i) from the delay until July 1, 1998 in the opening of the heart hospital in Phoenix, to the extent such delay was caused by the flood that occurred on January 18, 1998 and (ii) from the financial performance of the heart hospital in Tucson, other than changes in financial performance from and after the date hereof when compared to the financial performance prior to the date hereof; provided that nothing in the immediately prior proviso shall be interpreted to mean that delays in the opening of the heart hospital in Phoenix beyond July 1, 1998 or further changes in the financial performance of the Tucson heart hospital are per se Material Adverse Changes or Material Adverse Effects.

           Section 4.2  Authorization; Binding Agreement.

           MedCath has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by MedCath's board of directors and, except for the approval of this Agreement and the Merger by the shareholders of MedCath in accordance with the North Carolina Law and the articles of incorporation and bylaws of MedCath, no other corporate proceedings on the part of MedCath are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MedCath, and subject to the requisite approval of the shareholders of MedCath, constitutes the legal, valid and binding agreement of MedCath, enforceable against MedCath in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally, and (b) general principles of equity (whether considered in an action in equity or at law) which provide, among other things, that the remedies of specific performance and injunctive and other forms of equitable relief are subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

           Section 4.3  Capitalization.

           The authorized capital stock of MedCath consists of 20,000,000 shares of MedCath Common Stock, and 2,348,167 shares of Preferred Stock, 300,000 of which have been designated as Series A Preferred Stock, 200,000 of which have been designated as Series A Junior Participating Preferred Stock, 20,000 of which have been designated as Series B Preferred Shares and 28,167 of which have been designated as Series C Preferred Shares "North Carolina Preferred Stock"). As of March 12, 1998, 11,669,359 shares of MedCath Common Stock and no shares of North Carolina Preferred Stock were outstanding. As of the date hereof, 1,506,569 shares of MedCath Common Stock were reserved for issuance upon exercise of outstanding Stock Options. All of the outstanding shares of capital stock of MedCath and the subsidiaries of MedCath have been duly authorized and validly issued and are fully paid and nonassessable. All issued and outstanding shares of capital stock of the subsidiaries of MedCath are owned by MedCath or a subsidiary of MedCath free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as contemplated by this Agreement and the Rights Agreement of MedCath dated as of October 15, 1996 (the "Rights Agreement") and except for the Stock Options and as set forth on Item 3.6(c) of the Disclosure Schedules, neither MedCath nor any subsidiary of MedCath has or as of the Effective Time will have granted any outstanding security, call, option, warrant, subscription or other right, or entered into any agreement or commitment which either (a) obligates MedCath or any of its subsidiaries to issue, sell or transfer or cause to be issued, delivered or sold any shares of the capital stock of MedCath or any subsidiary of MedCath or (b) restricts the transfer of, or otherwise encumbers, shares of MedCath Common Stock.

           Section 4.4  Financial Statements.

           All consolidated financial statements of MedCath and its subsidiaries (including the notes to such financial statements) included in MedCath's Annual Report on Form 10-K for the year ended September 30, 1997 (the "Year End Financial Statements") filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (a) are in accordance with the books and records of MedCath and its subsidiaries in all material respects, (b) present fairly in all material respects the consolidated financial position, results of operations, changes in shareholders' equity and cash flow (as applicable) of MedCath and its subsidiaries as of the respective dates and for the respective periods indicated and (c) have been prepared in conformity with generally accepted accounting principles applied in all material respects on a consistent basis through all the periods involved. MedCath has no material liabilities that are required by generally accepted accounting principles to be disclosed on a balance sheet other than (i) those disclosed in the Year End Financial Statements, and (ii) those arising in the ordinary course of business since September 30, 1997 or as disclosed in Items 3.6(c) and (d) of the Disclosure Schedules.

           Section 4.5  Absence of Certain Changes or Events.

           Since September 30, 1997, (a) there has not been any Material Adverse Change, (b) there has not been any damage, destruction or loss, whether covered by insurance or not, having a Material Adverse Effect, (c) there has not been any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or give rise to a Material Adverse Change, (d) MedCath and its subsidiaries have conducted their respective businesses only in the ordinary course, taken as a whole,
(e) MedCath has not changed its accounting principles or methods in any material respect except insofar as may be required by a change in generally accepted accounting principles, (f) there has been no condition, event or occurrence which could reasonably be expected to prevent, materially hinder or materially delay the ability of MedCath to consummate the Merger or the transactions contemplated by this Agreement, (g) there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of MedCath or any of its subsidiaries, other than dividends paid by wholly-owned subsidiaries and (h) MedCath and its subsidiaries have not (i) increased the compensation or fringe benefits of any present or former director, officer or employee of MedCath or its subsidiaries (except for increases in salary or wages in the ordinary course of business consistent with past practice), (ii) granted any severance or termination pay to any present or former director or officer of MedCath or its subsidiaries or, other than in the ordinary course of business, to any other employee of MedCath or its subsidiaries; (iii) loaned or advanced money or other property by MedCath or its subsidiaries to any of their present or former directors, officer or employees or (iv) established, adopted, entered into, amended or terminated any Company Benefit Plan.

           Section 4.6  SEC Reports and other Documents.

           Since January 1, 1995, MedCath has filed all reports required to be filed by it with the SEC and all such reports complied as to form in all material respects with the applicable requirements of law. Each report required to be filed by MedCath with the SEC since January 1, 1995 did not on the date of filing of such reports and, except to the extent revised or superseded by a subsequent filing with the SEC prior to the date hereof does not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

           Section 4.7  Governmental and Other Consents and Approvals.

           Except as set forth in Item 4.7 of the Disclosure Schedules, subject to the approval of this Agreement and the Merger by the shareholders of MedCath, no consent, waiver, approval, license or authorization of or designation, declaration or filing with any governmental agency or authority or other public persons or entities in the United States is required in connection with the execution or delivery by MedCath of this Agreement or the consummation by MedCath of the transactions contemplated hereby, other than (a) filing in the State of North Carolina articles of merger in accordance with the North Carolina Law, (b) filings required under the HSR Act, (c) filings required under the Exchange Act and (d) such other consents, waivers, approvals, licenses or authorizations, the failure of which to be obtained will not have a Material Adverse Effect or will not materially and adversely affect the ability of MedCath to consummate the transactions contemplated hereby.

           Section 4.8  No Violation.

           Except as set forth in Item 4.8 of the Disclosure Schedules, the execution and delivery of this Agreement, the filing by MedCath of articles of merger in connection with the Merger in the State of North Carolina in accordance with the North Carolina Law, the consummation by MedCath of the transactions contemplated hereby, or compliance by MedCath with any of the provisions hereof, will not:

           (a) violate any provision of the articles of incorporation or bylaws of MedCath or any comparable charter or organizational documents of its subsidiaries;

           (b) cause MedCath or any of its subsidiaries to violate in any material respect (i) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority applicable to MedCath or any of its subsidiaries or any of their respective properties or (ii) the award of any arbitrator or panel of arbitrators;

           (c) cause the acceleration of the maturity of any debt or obligation which is material to MedCath and its subsidiaries, taken as a whole; or

           (d) with or without notice or lapse of time, or both, violate, or be in conflict with, or constitute a material default under, or permit the termination of, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or, except as contemplated by this Agreement, require the consent of any person under, or result in the creation of any material lien upon any property of MedCath or any of its subsidiaries under, any agreement, indenture, lease, instrument, permit, concession, franchise, or license applicable to MedCath or any of its subsidiaries or to which MedCath or any of its subsidiaries is a party or by which MedCath or any of its subsidiaries (or their respective properties) may be bound, which individually or in the aggregate would have a Material Adverse Effect.

           Section 4.9  Litigation.

           Except as set forth in Item 4.9 of the Disclosure Schedules, there is no legal action, suit, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the knowledge of MedCath, threatened against or affecting MedCath, any of its subsidiaries or any of their respective properties, assets, business, franchises or governmental approvals before any court or governmental department, commission, board, bureau, agency, instrumentality or arbitrator, which, individually or in the aggregate, could reasonably be expected (a) to have a Material Adverse Effect, or
(b) to materially and adversely affect the ability of MedCath to carry out, or prevent or make unduly burdensome, the Merger or the transac-tions contemplated by this Agreement nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitrator out-standing against MedCath or any of its subsidiaries having, or which in the future could have, any such effect.

           Section 4.10  Governmental Approvals; Compliance with Law.

           MedCath and its subsidiaries possess from the appropriate agency, commission, board or governmental authority, whether federal, state or local, all licenses, permits, authorizations, approvals, franchises and rights ("Government Approvals") that are necessary for MedCath and its subsidiaries to engage in the business currently conducted by them, except in those instances in which failure to possess Government Approvals, individually or in the aggregate, would not have a Material Adverse Effect. MedCath and its subsidiaries have been, are and as of the Effective Time will be in compliance with all applicable federal, state and local laws, statutes, ordinances, rules and regulations except where the failure to so comply would not constitute a material violation of law compliance with which is material to MedCath and its subsidiaries, taken as a whole.

           Section 4.11  Brokers and Finders.

           Except for Goldman, Sachs & Co. ("Goldman Sachs"), which has been engaged, pursuant to an engagement letter dated August 8, 1997, a true and complete copy of which has been delivered to Acquiror, to provide financial advisory services to the Strategic Options Committee of MedCath and, as requested by the Strategic Options Committee, to provide advice to the board of directors of MedCath with respect to whether the consideration to be received by the holders of MedCath Common Stock is fair to them, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or in connection with any transaction involving MedCath based upon arrangements made by or on behalf of MedCath.

           Section 4.12 Fairness Opinions and Approval by Strategic Options Committee.

           On or prior to the date hereof, the Strategic Options Committee approved the terms of this Agreement and received an opinion from Goldman Sachs as of such date, which opinion shall be confirmed in writing substantially to the effect that, from a financial point of view, the consideration to be received by the holders of MedCath Common Stock pursuant to the Merger is fair to them (which opinion shall be updated in writing to the date of the Definitive Proxy Statement), a true and complete copy of which written opinion has been or will promptly be delivered to Acquiror following its receipt by the Strategic Options Committee.

           Section 4.13  Taxes.

           (a) All Returns (as hereinafter defined) required to be filed by or with respect to MedCath and Tax Affiliates (as hereinafter defined) have been filed on a timely basis, except where the failure to file such Returns would not have a Material Adverse Effect. All such Returns were correct and complete in all material respects. There are no deficiencies for Taxes that have been proposed, asserted or assessed against MedCath or Tax Affiliates that remain unpaid. MedCath and its Tax Affiliates have paid or made adequate provision in all material respects in the Financial Statements (other than reserves for deferred income Taxes established to reflect differences between book basis and Tax basis of assets and liabilities) for the payment of all Taxes, whether or not shown on any Return. As used in this Section 4.13, the term "Tax" or "Taxes" means all federal, state, local, foreign and other net income, gross income, gross receipts, franchise, sales, use, withholding, employment, property alternative or add-on minimum, environmental (including Taxes under Section 59A of the Internal Revenue Code of 1986, as amended (the "Code")) or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; the term "Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof; and the term "Tax Affiliate" means any subsidiaries of MedCath and any individual or entity for whose Taxes MedCath or any of its subsidiaries is or could be held liable, whether by reason of being a member of an affiliated, consolidated, combined, unitary, or other similar group for Tax purposes, by reason of being a successor, member or general partner, by agreement, or otherwise (but only with respect to the Taxes and taxable periods(s) or portions thereof with respect to which MedCath or such subsidiaries is or could be held liable for such Taxes).

           (b) Item 4.13 of the Disclosure Schedules lists all Returns that have been audited, and indicates all Returns that are currently the subject of audit. Neither MedCath nor any Tax Affiliate has granted any extension or waiver of the statute of limitations period on the assessment of any material Taxes, which period (after giving effect to such extension or waiver) has not expired. Neither MedCath nor any Tax Affiliate has granted a power of attorney with respect to any matter relating to any material Tax. No claim has been made by an authority in a jurisdiction where MedCath or any Tax Affiliate does not file Returns that it is or may be subject to Tax in that jurisdiction.

           (c) MedCath and each Tax Affiliate has withheld and paid all Taxes required to have been paid in connection with amounts paid or owing to any employee, independent contractor, stockholder, partner, or other third party.

           (d) Neither MedCath nor any Tax Affiliate is a party to any Tax allocation, sharing, or similar agreement. Neither MedCath nor any Tax Affiliate has been a member of an affiliated group filing a consolidated federal income tax Return (other than a group the common parent of which was MedCath).

           (e) Except as disclosed to Acquiror prior to the date of this Agreement, neither MedCath nor any Tax Affiliate has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 280G or would constitute compensation in excess of the limitation set forth in
Section 162(m) of the Code.

           (f) No consent under Section 341(f) of the Code has been filed with respect to MedCath or any Tax Affiliates.

           (g) Neither MedCath nor any Tax Affiliate has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

           (h) No material claim for unpaid Taxes has become a lien or encumbrance of any kind against the property of MedCath or any Tax Affiliates.

           Section 4.14  Employee Benefits.

           (a) A list of all employee benefit plans, programs, arrangements, funds, policies, practices, or contracts and samples of representative employment agreements with respect to which, through which, or under which the MedCath or any of MedCath's subsidiaries has any liability to provide benefits or compensation to or on behalf of employees, former employees, or independent contractors of MedCath or any of MedCath's subsidiaries, whether formal or informal, whether or not written, including but not limited to any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA), stock purchase, stock option, severance, employment, change in control, fringe benefit, collective bargaining, bonus, incentive, and deferred compensation arrangement (collectively, the "Company Benefit Plans"), have been disclosed in writing to Acquiror. MedCath has made available to Acquiror a true and complete copy of the following documents, if applicable, with respect to each Company Benefit Plan: (i) all docu-ments setting forth the terms of the Company Benefit Plan, or if there are no such documents evidencing the Company Benefit Plan, a full description of the Company Benefit Plan, (ii) the ERISA summary plan description and any other written summary of plan provisions provided to participants or beneficiaries for each such Company Benefit Plan,
(iii) the annual report (Form 5500 series), required under ERISA or the Code, filed for the most recent plan year and most recent financial statements or periodic accounting of related plan assets with respect to each Company Benefit Plan, and (iv) the most recent favorable determination letter, opinion, or ruling from the Internal Revenue Service for each Company Benefit Plan, the assets of which are held in trust, to the effect that such trust is exempt from federal income tax.

           (b) Each Company Benefit Plan has at all times been maintained, by its terms and in operation, in accordance with the Code, ERISA, and other applicable laws, except where the failure to so comply is not reasonably likely to have a Material Adverse Effect. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and related trust that is intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination letter from the Internal Revenue Service to the effect that such plan is qualified under the Code and such trust is tax-exempt, and any such determination letter remains in effect and has not been revoked. All contributions required to be made prior Closing under the terms of each Company Benefit Plan, the Code, ERISA, or other applicable law have been or will be timely made, and adequate reserves have been provided for by MedCath with respect to all accrued benefits attributable to service on or prior to the Closing. No Company Benefit Plan provides for an increase in benefits on or after the Closing.

           (c) Each Company Benefit Plan may be amended or terminated at any time without any obligation or liability other than for benefits accrued prior to such amendment or termination, or as required to be vested pursuant to applicable law as a result of such amendment or termination. There are no actions, audits, suits, or claims which are pending or threatened, to the knowledge of MedCath against any Company Benefit Plan, except claims for benefits made in the ordinary course of the operation of such plans. MedCath will promptly notify Acquiror in writing of any such actions, audits, suits, or claims arising between the date hereof and the Closing. Neither MedCath nor any of its subsidiaries is subject to any material liability, tax, or penalty whatsoever to any person whomsoever as a result of MedCath or any of its subsidiaries engaging in a prohibited transaction under ERISA or the Code. To the knowledge of MedCath, no event has occurred and no condition exists that would subject MedCath, either directly or by reason of its affiliation with any trade or business (whether or not incorporated) which together with the Company is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code ("Company ERISA Affiliate"), to any material liability, tax, or penalty imposed by ERISA, the Code, or other applicable law.

           (d) Neither MedCath nor any Company ERISA Affiliate maintains, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any plan subject to Title IV of ERISA.

           Section 4.15  Environmental Matters.

           Except for such items of non-compliance that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

           (i) MedCath and its subsidiaries, taken as a whole, hold and formerly held, and, to the knowledge of MedCath, are and have been in compliance with, all Environmental Permits, and MedCath and its subsidiaries are and have been, otherwise in compliance with all applicable Environmental Laws and there are no circumstances that might prevent or interfere with such compliance in the future;

          (ii) None of MedCath or its subsidiaries has received any Environmental Claim, and none of MedCath or its subsidiaries is aware after reasonably inquiry of any threatened material Environmental Claim or of any circumstances, conditions or events that could reasonably be expected to give rise to an Environmental Claim that could result in a Material Adverse Effect;

          (iii) None of MedCath or its subsidiaries has entered into or agreed to any consent decree, order or agreement under any Environmental Law, and none of MedCath or its subsidiaries is subject to any material judgment, decree, order or other material requirement relating to compliance with any Environmental Law or to investigation, cleanup, remediation or removal of regulated substances under any Environmental Law;

          (iv) To the knowledge of MedCath, there are no (a) under-ground storage tanks, (B) polychlorinated biphenyls, (C) asbestos or asbestos-containing materials, (D) urea-formaldehyde insulation, (E) sumps, (F) surface impoundments, (G) landfills,
     (H) sewers or septic systems or (I) Hazardous Materials present at any facility currently or formerly owned, leased, operated or otherwise used by MedCath or any of its subsidiaries that could reasonably be expected to give rise to a Material Adverse Effect;

         (v) There are no past (including, without limitation, with respect to assets or businesses formerly owned, leased or operated by MedCath or any of its subsidiaries) or present actions, activities, events, conditions or circumstances, with respect to or against MedCath or its subsidiaries including without limitation the release, threatened release, emission, discharge, generation, treatment, storage or disposal of Hazardous Materials, that could reasonably be expected to give rise to a Material Adverse Effect under any Environmental Laws or any contract or agreement;

            (vi) No modifications, revocation, reissuance, alteration, transfer, or amendment of the Environmental permits, or any review by, or approval of, any third party of the Environmental Permits is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the continuation of the business of MedCath or its subsidiaries following such consummation;

            (vii) Hazardous Materials have not been generated, transported, treated, stored, disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by MedCath or any of its subsidiaries, in violation of, or in a manner or to a location that could give rise to a Material Adverse Effect, under any Environmental Laws;

           (viii) For purposes of this Agreement, the following terms shall have the following meanings:

                 "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability (including without limitation liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, either owned, leased or operated by MedCath or any of its subsidiaries or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit or (iii) otherwise relating to obligations or liabilities under any Environmental Laws.

                 "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required for MedCath and the operations of MedCath's and its subsidiaries' facilities and otherwise to conduct its business under Environmental Laws.

                 "Environmental Laws" means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law in effect as of the date hereof relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Clean Air Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws.

                 "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos-containing materials, pollutants, contaminants and all other materials, substances and forces, including but not limited to electromagnetic fields, regulated pursuant to, or that could form the basis of liability under, any Environmental Law.

           Section 4.16  Board Recommendation.

           The board of directors of MedCath, at a meeting duly called and held, has by unanimous vote of those directors present (who constituted 100% of the directors then in office exclusive of directors who recused themselves from such vote because of their interest in the Parent or Acquiror) (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the shareholders of MedCath and (ii) resolved to recommend that the holders of the shares of MedCath Common Stock approve this Agreement and the transactions contemplated herein, including the Merger.

           Section 4.17  Required Company Vote.

           The affirmative vote of a majority of the shares of MedCath Common Stock is the only vote of the holders of any class or series of MedCath's securities necessary to approve this Agreement and the Merger under the North Carolina Law.

           Section 4.18 State Takeover Statutes.

           No state takeover statute or similar statute or regulation of the State of North Carolina (and, to the knowledge of MedCath after due inquiry, of any other state or jurisdiction) applies or purports to apply to this Agreement, the Merger, or any of the other transactions contemplated hereby. No provision of the articles of organization, by-laws or other governing instruments of MedCath or any of its subsidiaries would, directly or indirectly, restrict or impair the ability of Acquiror or its affiliates to vote, or otherwise to exercise the rights of a shareholder with respect to, securities of MedCath and its subsidiaries that may be acquired or controlled by Acquiror or its affiliates or permit any shareholder to acquire securities of MedCath on a basis not available to Acquiror in the event that Acquiror were to acquire securities of MedCath, and neither MedCath nor any of its subsidiaries has any rights plan (except the Rights Agreement), preferred stock or similar arrangement which have any of the aforementioned consequences. The board of directors of MedCath has duly and validly approved and taken all corporate action required to be taken by the board of directors for the consummation of the transactions contemplated by this Agreement.

           Section 4.19  Material Contract Defaults.

           Neither MedCath nor any of its subsidiaries is, or has received any notice or has any knowledge that any other party is, in default in any respect under any material contract, agreement, commitment, arrangement, lease, policy or other instrument to which it or any of its subsidiaries is a party or by which it or any such subsidiary is bound ("Material Contracts"), except for those defaults which could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default.

           Section 4.20  Information in Proxy Statement.

           The Definitive Proxy Statement (or any amendment thereof or supplement thereto), at the date mailed to MedCath shareholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, provided, however, that no representation is made by MedCath with respect to statements made therein based on information supplied by the Parent or Acquiror for inclusion in the Definitive Proxy Statement.
The Definitive Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

           Section 4.21  Rights Agreement.

           The Rights Agreement has been amended so as to provide that neither the Parent nor Acquiror will become an "Acquiring Person" or an "Adverse Person" and that no "Triggering Event", "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement or the consummation of the Merger.

           Section 4.22  Properties.

           (a) Except with respect to liens securing indebtedness evi-denced by the agreements listed on Item 3.6(d) of the Disclosure Schedules or reflected in the Year End Financial Statements of MedCath, each of MedCath and its subsidiaries have good and sufficient, valid and marketable title to its owned real property free and clear of all liens and other encumbrances that, individually or in the aggregate, would have a Material Adverse Effect. Except as set forth in Item 4.22 of the Disclosure Schedules, there are no outstanding contracts for the purchase of any real property.

           (b) MedCath and its subsidiaries hold good and valid leasehold title to leased real property they occupy, free of all liens except for liens which, individually or in the aggregate, would not have a Material Adverse Effect or liens securing indebtedness evidenced by the agreements listed on Item 3.6(d) of the Disclosure Schedules or reflected in the Year End Financial Statements of Medcath. Other than such exceptions which as would not have a Material Adverse Effect, all real property leases are in full force and effect and grant in all respects the leasehold estates or rights of occupancy or use they purport to grant. There are no existing defaults (either on the part of MedCath or any of its subsidiaries or, to the knowledge of MedCath, any other party thereto) under any real property lease and no event has occurred which, with notice or the lapse of time, or both, would constitute a default (either on the part of MedCath or any of its subsidiaries or, to the knowledge of MedCath, any other party thereto) under any of the real property leases, except for any of the foregoing which, individually or in the aggregate, would not have a Material Adverse Effect. The consummation of the Merger will not result in the occurrence of a default under any of the real property leases (whether pursuant to a "change in control" provision in the real property leases or otherwise).

           Section 4.23  Billing and Coding.

           MedCath and its subsidiaries have, whether directly or indirectly through contractual arrangements with others, billed third party payers (including, but not limited to, Medicare, Medicaid, CHAMPUS, and private payers) for health care services rendered by MedCath, its subsidiaries, or any of its or their employees, professional staff, or other persons or entities on behalf of whom or for which MedCath or any of its subsidiaries is authorized to bill for health care services, in accordance in all material respects with all federal, state, and local laws, rules, and regulations, and all agreements, applicable with respect thereto. Without limiting the generality of the foregoing, for said purposes all such services have been properly documented and coded all except to the extent the failure to so comply or to do so would not be material individually or in the aggregate.

           Section 4.24  Other Confidentiality Agreements.

           MedCath has entered into a confidentiality agreement not substantially less favorable taken as a whole to it than the Confidentiality Agreement with each Person (as defined in Section 8.6) that, since January 1, 1997, has been provided confidential information with respect to MedCath and its subsidiaries with a view to a possible acquisition (whether by merger, stock purchase, asset purchase or otherwise) or recapitalization of MedCath. Each such agreement is in full force and effect, MedCath has not modified or waived or agreed to modify or waive any provisions of any such agreement and, to the knowledge of MedCath none of the other parties thereto is in default thereunder.

                                ARTICLE 5

                        [Intentionally Omitted]

                                ARTICLE 6

         Representations and Warranties of Acquiror and Parent

           Acquiror and Parent hereby represent and warrant to MedCath as follows:

           Section 6.1  Organization and Good Standing.

           Each of Acquiror and Parent is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation. Each of Acquiror and Parent has heretofore delivered to MedCath accurate and complete copies of its articles or certificate of incorporation and bylaws as currently in effect.
Neither Acquiror nor Parent has any subsidiary (other than Acquiror, in the case of Parent) or owns or holds any capital stock, security or investment in any other Person other than bank accounts, certificates of deposit, money market or similar short-term investments.

           Section 6.2  Authorization; Binding Agreement.

           Parent and Acquiror have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby have been duly and validly authorized by its respective board of directors, and this Agreement has been adopted by the shareholders of Acquiror in accordance with North Carolina Law and its articles or certificate of incorporation and bylaws. No other corporate proceedings on the part of Acquiror or Parent are necessary to authorize this Agreement, the Merger and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Acquiror and constitutes a legal, valid and binding agreement of Acquiror and Parent, enforceable against Parent and Acquiror in accordance with its terms except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or limiting creditors, rights generally, and (b) general principles of equity (whether considered in an action in equity or at law) which provide, among other things, that the remedies of specific performance and injunctive and other forms of equitable relief are subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

           Section 6.3  Capitalization.

           The authorized capital stock of Acquiror consists of a single class of 20,000,000 shares of common stock, par value $.01 per share, (which class of stock is herein called "Acquiror Common Stock"), of which 100 are issued and outstanding on the date hereof and are beneficially owned by the Parent. All of the shares of Acquiror Common Stock outstanding at the Effective Time (i) will have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and (ii) will be beneficially owned by Parent. Acquiror has not granted any outstanding option, warrant, subscription or other right, or entered into any agreement or commitment which either (a) obligates Acquiror to issue, sell, repurchase or transfer any shares of the capital stock of Acquiror or (b) restricts the transfer of, or otherwise encumbers, shares of Acquiror Common Stock. Acquiror has no treasury stock.

           Section 6.4  No Violation.

           Neither the execution and delivery of this Agreement, the filing of the Articles of Merger nor the consummation by Acquiror and Parent of the transactions contemplated hereby, nor compliance by Acquiror with any of the provisions hereof, will:

           (a) violate any provision of the charter documents or bylaws of Acquiror or Parent;

           (b) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority applicable to Acquiror or Parent or any of their properties;

           (c) cause the acceleration of the maturity of any debt or obligation of Acquiror or Parent; or

           (d) with or without notice or lapse of time, or both, violate, or be in conflict with, or constitute a default under, or permit the termination of, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or except as contemplated by this Agreement, require the consent of any person under, or result in the creation of any lien upon any property of Acquiror or the Parent under, any agreement, indenture, lease or instrument, permit, concession, franchise, or license applicable to Acquiror or Parent to which Acquiror or Parent is a party or by which Acquiror or the Parent (or its properties) may be bound, which in the aggregate would have a material adverse effect on Acquiror or Parent.

           Section 6.5  Governmental and Other Consents and Approvals.

           Except as provided in Item 4.7 in the Disclosure Schedules, no consent, waiver, approval, license or authorization of or designation, declaration or filing with any governmental agency or authority or other public persons or entities in the United States is required in connection with the execution or delivery by Acquiror of this Agreement or the consummation by Parent or Acquiror of the Merger or the transactions contemplated hereby, other than (a) filings in the State of North Carolina in accordance with the North Carolina Law, (b) filings required under the HSR Act, (c) filings required under the Exchange Act and (d) such other consents, waivers, approvals, licenses or authorizations, the failure of which to be obtained will not have a material adverse effect on Parent or Acquiror or on the ability of Parent or Acquiror to consummate the transactions contemplated hereby.

           Section 6.6  Proxy and Schedule 13E-3 Information.

           The information furnished to MedCath by Acquiror and Parent specifically for inclusion in the Definitive Proxy Statement and the
Schedule 13E-3, or any amendment or supplement thereto, or specifically for inclusion in any other documents filed with the SEC by MedCath in connection with the Merger, shall, with respect to the Definitive Proxy Statement at the time the Definitive Proxy Statement is mailed and at the time of the Special Meeting, and, with respect to the Schedule 13E-3 and such other documents, at the time of filing with the SEC and at the time of such Special Meeting, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

           Section 6.7  Financing.

           Acquiror has obtained commitments for equity and debt financing necessary or appropriate to consummate the Merger in an amount no less than the Cash Merger Consideration plus the expenses related to the Merger and obtaining the financing therefor (the
"Financing").   A true and correct copy of the letters or other
documents evidencing such commitments (the "Financing Letters") have been delivered to the Strategic Options Committee.

           Section 6.8  Brokers and Finders.

           Except for Kohlberg Kravis Roberts & Co., L.P. and Welsh, Carson, Anderson & Stowe VII, L.P., the fees and expenses of which shall be paid by Acquiror, Acquiror has not engaged any broker, finder or investment banker which engagement would require the payment of any brokerage, finder's or other fees by MedCath in connection with the transaction contemplated hereby.

           Section 6.9  No Prior Activities.

           Acquiror and Parent have not incurred, and will not incur, directly or through any subsidiary, any liabilities or obligations, except those incurred in connection with its organization or with the negotiation of this Agreement and the Financing. Except as contemplated by this Agreement and the Financing Letters, Acquiror and Parent have not engaged in any business activities of any type or kind whatsoever, or entered into any agreements or arrangements with any person or entity, or become subject to or bound by any obligation or undertaking.

           Section 6.10  Litigation.

           There is no legal action, suit, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the knowledge of Acquiror or Parent, threatened against or affecting Acquiror or Parent or any of its properties, assets, business, franchises or governmental approvals before any court or governmental department, commission, board, bureau, agency, instrumentality or arbitrator, which, individually or in the aggregate, could reasonably be expected (a) to have a material adverse effect upon Acquiror or Parent or (b) to materially and adversely affect the ability of Acquiror or Parent to carry out, or prevent or make unduly burdensome, the Merger or the transactions contemplated by this Agreement.

                                ARTICLE 7

                              Conditions

           Section 7.1 Conditions to Each Party's Obligation to Effect the Merger.

           The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions unless waived in accordance with Section 8.4:

           (a) This Agreement and the Merger shall have been approved at or prior to the Effective Time by the holders of a majority of the outstanding shares of MedCath Common Stock entitled to vote thereon;

           (b) No action, suit or proceeding shall be pending before any court or governmental body in which an unfavorable judgment or decree would prevent or substantially delay the consummation of the Merger, cause the Merger to be rescinded or, with respect to any litigation in connection with the Merger, result in an award of damages that would have a Material Adverse Effect; and

           (c) Any applicable waiting period under the HSR Act shall have expired or early termination shall have been granted.

           Section 7.2 Conditions to Obligation of MedCath to Effect the Merger.

           The obligations of MedCath to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived by MedCath:

           (a) The representations and warranties of Acquiror and the Parent set forth in Article 6 hereof shall be true and correct in all material respects (except that any such representation and warranty that is qualified as to materiality by reference to "Material Adverse Effect" or any similar term shall be true and correct) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, and MedCath shall have received a certificate from each of Acquiror and Parent signed by its President and a Vice President, respectively, to that effect, provided that such signatories shall not have any personal liability in connection therewith; and

           (b) Acquiror and Parent shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time, and MedCath shall have received a certificate from each of Acquiror and the Parent signed by its President and a Vice President, respectively, to that effect, provided that such signatories shall not have any personal liability in connection therewith.

           Section 7.3 Conditions to Obligations of Acquiror to Effect the Merger.

           The obligations of Acquiror and the Parent to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived by Acquiror or the Parent:

           (a) The representations and warranties of MedCath set forth in Article 4 hereof shall be true and correct in all material respects (except that any such representation and warranty that is qualified as to materiality by reference to "Material Adverse Effect" or any similar term shall be true and correct) as of the date of this Agreement and as of the Effective Time as though all of such representations were made on and as of the Effective Time by MedCath, and Acquiror shall have received a certificate of MedCath signed by the President, the Chief Financial Officer or a Vice President of MedCath to that effect, provided that such signatories shall not have any personal liability in connection therewith;

           (b) MedCath shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time and Acquiror shall have received a certificate of MedCath signed by the President, the Chief Financial Officer or a Vice President of MedCath to that effect, provided that such signatories shall not have any personal liability in connection therewith;

           (c) Acquiror shall have obtained financing necessary to satisfy its obligations to pay the Cash Merger Consideration pursuant to Section 2.1 hereof on terms and conditions satisfactory to Acquiror in its sole discretion. Acquiror acknowledges that its obtaining financing from parties satisfactory to it and on substantially the same terms and conditions as set forth in the Financing Letters shall satisfy this condition.

           (d) MedCath and Acquiror shall have been furnished with evidence satisfactory to them of the timely consent or approval of, or notice to, each governmental authority or other person or entity whose consent or approval, or to whom notice, is required in connection with the execution or delivery by MedCath or Acquiror of this Agreement or consummation of the transactions contemplated hereby or the absence of which would result in a default or acceleration under or right to terminate any contract or agreement, except with respect to consents, waivers or approvals relating to the Merger with respect to agreements set forth in Item 3.4 of the Disclosure Schedules;

           (e) The persons named in Item 7.3 of the Disclosure Schedules will have invested in Parent an amount equal to at least 50% of the value of the MedCath Common Stock and the spread on the Stock Options (assuming a value of $19.00 per share) held by such persons, which investment will be made substantially on the terms of the letter agreement of even date herewith between Acquiror and such persons;

           (f) The directors of MedCath shall have, other than those who are also directors of Acquiror, tendered to MedCath their resigna-tions effective as of the Effective Time; and

           (g) To MedCath's knowledge, neither it nor any of its subsidiaries shall be under investigation for any violation of the "Stark" laws, anti-kickback laws or the laws relating to Medicare, Medicaid, Champus or any rules or regulations related thereto.

                                ARTICLE 8

       Termination; Non-Survival of Representations, Warranties and Covenants; Waiver and Amendment

           Section 8.1  Termination.

           This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by:

           (a) mutual written consent of the boards of directors of the Constituent Corporations;

           (b) Acquiror may terminate this Agreement by giving written notice to MedCath at any time prior to the Effective Time (i) in the event MedCath has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Acquiror has notified MedCath of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or
(ii) if the Closing shall not have occurred on or before August 31, 1998, by reason of the failure of any condition precedent under Section
7.1 or 7.3 hereof (unless the failure results primarily from Acquiror breaching any representation, warranty, or covenant contained in this Agreement);

                (c) MedCath may terminate this Agreement by giving written notice to Acquiror at any time prior to the Effective Time (i) in the event Acquiror has breached any representation, warranty, or covenant contained in this Agreement in any material respect, MedCath has notified Acquiror of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (ii) if the Closing shall not have occurred on or before August 31, 1998, by reason of the failure of any condition precedent under Sections 7.1 or 7.2 hereof (unless the failure results primarily from MedCath breaching any representation, warranty, or covenant contained in this Agreement);

           (d) MedCath, by written notice to Acquiror, if (i) the board of directors of MedCath or the Strategic Options Committee has withdrawn or modified its approval or recommendation of this Agreement or the Merger in accordance with Section 3.1; (ii) the board of directors of MedCath or the Strategic Options Committee has determined that MedCath has entered into a definitive agreement with a Person with respect to a transaction the proposal of which qualifies as an Acquisition Proposal; provided that the board of directors of MedCath or the Strategic Options Committee, as the case may be, has first determined in good faith based upon the reasonably concluded written advice of outside counsel to MedCath or counsel to the Strategic Options Committee, as the case may be, that failing to take such action would violate MedCath's board of directors' fiduciary duty under applicable law; or (iii) (A) a third party commences a tender offer or exchange offer for 25% or more of the outstanding shares of MedCath Common Stock and that tender offer or exchange offer is not solicited, initiated or encouraged after the date hereof by MedCath and (B) the board of directors of MedCath has recommended that the shareholders of MedCath tender their shares in such tender of exchange offer; provided that the board of directors of MedCath or the Strategic Options Committee has first determined in good faith upon the reasonably concluded written advice of outside counsel to MedCath or counsel to the Strategic Options Committee, as the case may be, that failing to take such action would violate MedCath's board of directors' fiduciary duty under applicable law; and provided further, that termination under this Section 8.1(d) shall be of no effect unless and until MedCath pays the fees and expenses referred to in Section 8.6(a); (e) Acquiror, by written notice to MedCath, if (i) the board of directors of MedCath has withdrawn or modified its approval or recommendation of this Agreement or the Merger, (ii) MedCath enters into a definitive agreement with a Person with respect to a transaction the proposal of which qualifies as an Acquisition Proposal or (iii) (A) a third party commences a tender offer or exchange offer for 25% or more of the outstanding shares of MedCath Common Stock and (B) the board of directors of MedCath has recommended that the shareholders of MedCath tender their shares in such tender or exchange offer;

           (f) MedCath or Acquiror, by written notice to the other, if upon a vote at the Special Meeting, any approval of the shareholders of MedCath necessary to consummate the Merger and the transactions contemplated hereby shall not have been obtained; or

           (g) any of the parties, by written notice, if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable.

           Any action to be taken to terminate this Agreement under this Section shall be taken by, or pursuant to authority granted by, the boards of directors of MedCath or Acquiror, as applicable. Any such action by MedCath shall be authorized by the Strategic Options Committee, provided a termination by MedCath pursuant to Section 8.1(d) as a result of an Acquisition Proposal that is not an Interested Party Proposal may be authorized by the board of directors of MedCath without the action of the Strategic Options Committee.

           Section 8.2  Non-Survival of Representations, Warranties and
Covenants.

           The respective representations and warranties of MedCath and Acquiror contained herein or in any certificate delivered pursuant hereto shall expire with, and be terminated and extinguished upon, consummation of the Merger, and thereafter neither Surviving Corporation nor MedCath or Acquiror or any officer, director or principal thereof shall be under any liability whatsoever with respect to any such representation or warranty. This Section 8.2 shall have no effect upon any other covenant or agreement of the parties hereto, whether to be performed before or after the consummation of the Merger.

           Section 8.3  Amendment.

           This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that after approval of this Agreement by the shareholders of MedCath, no amendment may be made which reduces the amount or changes the form of consideration to be received in the Merger or otherwise changes or effects any change which would adversely affect the holders of MedCath Common Stock without the further approval of the shareholders of MedCath in accordance with Section 7.1(a).

           Section 8.4  Waiver.

           At any time prior to the Effective Time, whether before or after the Special Meeting, any party hereto, by action taken by its board of directors, may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto or (ii) subject to the proviso contained in Section 8.3, waive compliance with any of the agreements of any other party or with any conditions (other than those appearing in Section 7.1(a) and (c)) to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer, and, in the case of MedCath, authorized by the Strategic Options Committee.

           Section 8.5  Effect of Termination.

           In the event of the termination of this Agreement under
Section 8.1, this Agreement shall thereafter become void and have no effect and no party hereto shall have any liability to any other party hereto or its shareholders or directors or officers in respect thereof, except that the provisions of Section 3.8 and the Confidentiality Agreement, and Section 8.6 and Article 9 shall survive any such termination if such obligations arose at or before the time of such termination.

           Section 8.6  Certain Payments.

           (a)  In the event that:

          (i) this Agreement is terminated pursuant to Section 8.1(d) or (e);

         (ii) an Acquisition Proposal is commenced, publicly proposed, publicly disclosed or communicated to MedCath at any time after the date of this Agreement and MedCath, either on or prior to the date which is five (5) months after the termination of this Agreement pursuant to Section 8.1(f) or one year after the termination of this Agreement for any other reason other than by MedCath under 8.1(c), consummates with any individual, corporation, partnership, joint venture, association, joint stock company, trust, fund, unincorporated association or organization (a "Person") a transaction the proposal of which would otherwise qualify as an Acquisition Proposal or enters into a definitive agreement with a Person with respect to a transaction the proposal of which would otherwise qualify as an Acquisition Proposal; or

       (iii) the board of directors of MedCath, withdraws or modifies its approval or recommendation of this Agreement or the Merger;

then in any such event, MedCath shall pay Acquiror Six Million Seven Hundred Seventy Four Thousand Six Hundred and Forty Dollars ($6,774,640), plus an amount equal to Acquiror's actual and reasonably documented out-of-pocket fees and expenses incurred by Acquiror, Parent or shareholders of Parent in connection with this Agreement and the proposed consummation of the transactions contemplated hereby, exclusive in all events of any fee due to Parent or any of its stockholders or affiliates, which amounts shall be payable in immediately available funds and within three business days after such event has occurred (or in the case of fees and expenses, within three business days after MedCath's receipt of reasonable documentation thereof).

                 (b)  (i) In the event that this Agreement is
     terminated by Acquiror or MedCath pursuant to Section 8.1(b)(i) or 8.1(c)(i) the breaching party shall pay the non-breaching party, in immediately available funds within three business days after the breaching party's receipt of reasonable documentation thereof, an amount equal to the actual and documented fees and expenses incurred by such non-breaching party in connection with this Agreement and the proposed consummation of the transactions contemplated hereby (exclusive of any fees due to the Parent or any of its stockholders or affiliates in the event Acquiror is the non- breaching party).

                     (ii) In the event that any approval of the share-holders of MedCath necessary to consummate the Merger and the transactions contemplated thereby shall not have been obtained, MedCath shall pay Acquiror in immediately available funds an amount equal to the actual and documented fees and expenses incurred by Acquiror, Parent and shareholders of Parent in connection with this Agreement and the proposed consummation of the transactions contemplated hereby (exclusive of any fees due to the Parent or any of its stockholders or affiliates).

           (c) The payments made by Acquiror to MedCath, or by MedCath to Acquiror, as set forth above shall represent the sole and exclusive remedy at law or in equity to which either party and its officers, directors, representatives and affiliates shall be entitled in the event this Agreement shall be terminated in the circumstances contemplated by subsection (a) or (b) above. Such payments shall be made without duplication. Accordingly, Acquiror shall not be entitled to payments under Section 8.6(a) in more than one instance, and if Acquiror is entitled to payments under
     Section 8.6(a) it shall not be entitled to payments under Section 8.6(b); provided, however, that if Acquiror is entitled to payments under Section 8.6(b) it shall be entitled to payments under Section 8.6(a) to the extent applicable and not duplicative.

                                ARTICLE 9

                          General Agreements

           Section 9.1  Notice.

           All notices, requests and other communications to any party shall be in writing (including telecopy or similar writing) and shall be given,

           (a)        If to Acquiror:

                      c/o Kohlberg Kravis Roberts & Co.
                      2800 Sand Hill Road, Suite 200
                      Menlo Park, California 94025
                      Attention:  Edward A. Gilhuly
                      Facsimile No.:  (415) 233-6561

                      and

                      c/o Welsh, Carson, Anderson & Stowe VII, L.P. 320 Park Avenue
                      Suite 2500
                      New York, New York 10022-6815
                      Attention:  Paul B. Queally
                      Facsimile No.:   (212) 893-9575

                      with copies to:

                      Simpson Thacher & Bartlett
                      425 Lexington Avenue
                      New York, New York 10017
                      Attention:  Gary I. Horowitz
                      Facsimile No.:  (212) 455-2502

                      and

                      Reboul, MacMurray, Hewitt, Maynard & Kristol
                      45 Rockefeller Plaza
                      New York, N.Y. 10111
                      Attention:  Karen C. Wiedemann
                      Facsimile No.:  (212) 841-5725

           (b)        If to MedCath, to:
                      MedCath Incorporated
                      7621 Little Avenue, Suite 106
                      Charlotte, North Carolina  28226
                      Attention:  Stephen R. Puckett
                      Facsimile No.:  (704) 541-2615

                      with copies to:

                      Moore & Van Allen, PLLC
                      100 N. Tryon Street, Floor 47
                      Charlotte, North Carolina 28202
                      Attention:  Hal A. Levinson
                      Facsimile No. (704) 331-1159

                      and to:

                      Strategic Options Committee
                      c/o John B. McKinnon
                      2020 Virginia Road
                      Winston-Salem, North Carolina 27104
                      Facsimile No.:  (910) 777-8510

                      and to:


                      Womble Carlyle Sandridge & Rice, PLLC
                      3300 One First Union Center
                      Charlotte, North Carolina 28202
                      Attention:  Garza Baldwin, III
                      Facsimile No.:  (704) 338-7816

or to such other address or telecopier number as such party may hereafter specify for the purpose of notice to the other parties. Any such notice, request or other communication shall be deemed to have been given and received on the day on which it is delivered or telecopied (or, if such day is not a business day in North Carolina or if the notice or other communication is not telecopied during business hours, at the place of receipt, on the next following business day); provided that if notice or other communication is given by telecopy, such notice or communication shall also be given by certified mail or by overnight courier.

           Section 9.2  Entire Agreement.

           This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

           Section 9.3  Parties in Interest.

           This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as provided in Section 3.10 with respect to the obligations of Parent thereunder, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

           Section 9.4  Publicity.

           The written release to the public by any party of any information relating to the Merger shall be approved in advance by the other parties, which approval shall not be unreasonably withheld or delayed.

           Section 9.5  Headings.

           The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

           Section 9.6  Interpretation.

           As used herein, "knowledge" (or words to such effect) of MedCath shall mean actual knowledge of the officers of MedCath, as the case may be, and "knowledge" (or words to such effect) of Acquiror shall mean the actual knowledge of its officers or actual knowledge of any partner, managing director or employee of Acquiror.

           Section 9.7  Subsidiaries.

           When a reference is made in this Agreement to subsidiaries of MedCath, the word "subsidiaries", means any corporation all of whose outstanding voting securities are directly or indirectly owned by MedCath.

           Section 9.8  Successors and Assigns.

           This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

           Section 9.9  Governing Law.

           This Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of North Carolina, without giving effect to the principles of conflict of laws thereof, except the laws of the state of incorporation of a party shall govern its internal corporate affairs.

           Section 9.10  Costs and Expenses.

           Except as provided in Section 8.6, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

           Section 9.11  Counterparts.

           This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

           Section 9.12  Specific Performance.

           The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity.

           Section 9.13  Conciliation and Arbitration.   (a)  If any
dispute, claim or difference arises out of or relates to this Agreement (a "Dispute"), such Dispute shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") effective as of the commencement of the arbitration (the "Rules"), except as such Rules may be modified as provided herein. The arbitration shall be held in Charlotte, North Carolina, unless the parties mutually agree to have the arbitration held elsewhere, and judgment upon the award made therein may be entered by any court having jurisdiction thereof. The arbitral tribunal shall be composed of three arbitrators, who shall be experienced commercial litigators admitted to practice law in the State of New York or the State of North Carolina. Parent and the Company shall each appoint one arbitrator. If such parties fail to nominate an arbitrator in accordance with the preceding sentence within thirty days from the date when the notice of intention to arbitrate referred to in Rule 6 of the Rules (the "Commencement Notice") has been received by the Respondent (as defined in the Rules) such appointment shall, upon written request by either party to the AAA, be made in accordance with Rule 14 of the Rules. The two arbitrators thus appointed shall attempt to agree upon the third arbitrator to act as chairperson of the arbitration tribunal. If said two arbitrators fail to appoint the chairperson within thirty days from the date of appointment of the second arbitrator, upon written request of either party to the AAA, such appointment shall be made in accordance with Rule 15 of the Rules. The arbitrators shall have no power to waive, alter, amend, revoke or suspend any of the provisions of this Agreement, provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Section 9.13. The arbitration shall be conducted, and the award shall be rendered, in the English language. An arbitrator may not act as an advocate for the party nominating him, and all three arbitrators shall be impartial and unbiased. A majority vote by the three arbitrators shall be required on any decision made by them. The arbitrators shall permit such discovery as they shall determine is appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost-effective. Any such discovery shall be limited to information directly relevant to the controversy or claim in arbitration and shall be concluded within thirty days after the appointment of the arbitration panel. This agreement to arbitrate shall be binding upon the heirs, successors and assigns and any trustee, receiver or executor of any party hereto. Except to the extent required by law or court or administrative order, no party, arbitrator, representative, counsel or witness shall disclose or confirm to any person not present at the arbitration hearings any information about the arbitration proceeding or hearings, including the names of the parties and arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of hearing or the award made.

       (b)  Subject to and not in any way limiting the preceding
Section 9.13(a), each of the parties hereto irrevocably consents and submits to the jurisdiction in any action brought in connection with this Agreement in the United States District Court for the Southern District of New York or for the District of North Carolina, including, but not limited to, any action to enforce an award rendered pursuant to the preceding Section 9.13(a). Parent hereby appoints CT Corporation System as their agent for service of process in New York.

                        SIGNATURE PAGE FOLLOWS


       IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized officers as of the date first above written.

 MEDCATH INCORPORATED, a North Carolina corporation

 By:
 Name:
 Title:

MCTH ACQUISITION INC., a North Carolina corporation

 By:
 Name:
 Title:

 MEDCATH HOLDINGS, INC. a Delaware corporation

 By:
 Name:
 Date: